Arthur L. Goldberg
Chief Financial Officer

April 29, 2009

Jenn Do, Staff Accountant
Securities and Exchange Commission
Washington, DC  20549-7010

Re:	Clear Skies Solar, Inc.
 Form 8-K Item 4.01
 Filed April 27, 2009
 File # 000-53105

Dear Ms. Do:

It is the Company’s intention to file our form 10-K for the year ended December 31, 2008 so that it is received and time stamped by the SEC’s Edgar system not later than 5:30 pm local time in Washington, DC on May 15, 2009.  We also intend to file our form 10-Q for the three months ended March 31, 2009 in a timely manner.

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy for the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Arthur L. Goldberg